UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hudson Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

443787205
(CUSIP Number)

June 30, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443787205	13G	Page 1 of 9 Pages

1.	NAME OF REPORTING PERSONS Crawford Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 141,946
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 141,946
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,946
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (See Note 1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 2,682,183 outstanding shares of Common Stock (as defined below) as of April 30, 2020, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020.

CUSIP No. 443787205	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Crawford Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 141,946
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 141,946
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,946
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (See Note 2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO, HC

(2) See Note (1) Above

CUSIP No. 443787205	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSONS Christopher Crawford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 141,946
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 141,946
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 141,946
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (See Note 3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(3) See Note (1) Above

CUSIP No. 443787205	13G	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:
Hudson Global, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
53 Forest Avenue
Old Greenwich, CT 06870
Item 2(a).	Name of Persons Filing:

This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons", with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company:

(i)                Crawford Capital Partners, LP

(ii)               Crawford Fund Management, LLC

(iii)              Mr. Christopher Crawford

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)           Crawford Capital Partners, LP

265 Franklin Street, Suite 1702

Boston, MA 02110

(ii)          Crawford Fund Management, LLC

265 Franklin Street, Suite 1702

Boston, MA 02110

(iii)         Mr. Christopher Crawford

c/o Crawford Fund Management, LLC

265 Franklin Street, Suite 1702

Boston, MA 02110

Item 2(c).	Citizenship:
(i) Crawford Capital Partners, LP – DE (ii) Crawford Fund Management, LLC – DE (iii) Mr. Christopher Crawford – USA
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.001 (“Common Stock”)
Item 2(e).	CUSIP Number:
443787205
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
CUSIP No. 443787205	13G	Page 5 of 9 Pages

Item 4.		Ownership
	(i)	Crawford Capital Partners, LP
		(a)	Amount beneficially owned: 141,946 (see Note 4)
		(b)	Percent of class: 5.3% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 141,946 (see Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 141,946 (see Note 4)
	(ii)	Crawford Fund Management, LLC
		(a)	Amount beneficially owned: 141,946 (see Note 4)
		(b)	Percent of class: 5.3% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 141,946 (see Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 141,946 (see Note 4)
	(iii)	Christopher Crawford
		(a)	Amount beneficially owned: 141,946 (See Note 4)
		(b)	Percent of class: 5.3% (See Note 5)
		(c)	Number of shares as to which the person has:
			(i)	Sole power to vote or to direct the vote: 0
			(ii)	Shared power to vote or to direct the vote: 141,946 (see Note 4)
			(iii)	Sole power to dispose or to direct the disposition of: 0
			(iv)	Shared power to dispose or to direct the disposition of: 141,946 (see Note 4)

CUSIP No. 443787205	13G	Page 6 of 9 Pages

Note 4:

Crawford Fund Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Crawford Fund Management, LLC, which serves as the investment manager to each of Crawford Capital Partners, LP and Crawford Capital Partners, Ltd., (collectively "the Funds"), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Christopher Crawford, as Managing Member of Crawford Fund Management, LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. The shares are owned through Crawford Capital Partners, LP. Crawford Capital Partners, LP is managed and controlled by Crawford Fund Management, LLC, of which Mr. Crawford is Managing Member. Mr. Crawford and Crawford Fund Management, LLC may be deemed to share voting power and dispositive power as to these shares. Mr. Crawford and Crawford Fund Management, LLC disclaim beneficial ownership in these shares.

Note 5:

Based on 2,682,183 outstanding shares of Common Stock as of April 30, 2020, as represented by the Issuer in the Form 10-Q filed with the Securities and Exchange Commission on May 6, 2020.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
See Note 4 above. The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
See Note 4 above.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable
Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 443787205	13G	Page 7 of 9 Pages

Item 10.	Certifications:

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2020

Crawford Capital Partners, LP

By: Crawford Fund Management, LLC, its Investment Manager

By: /s/ Christopher Crawford

Name: Christopher Crawford

Title: Managing Member

Crawford Fund Management, LLC

By: /s/ Christopher Crawford

Name: Christopher Crawford

Title: Managing Member

Christopher Crawford

By: /s/ Christopher Crawford

CUSIP No. 443787205	13G	Page 8 of 9 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: July 10, 2020

Crawford Capital Partners, LP

By: Crawford Fund Management, LLC, its Investment Manager

By: /s/ Christopher Crawford

Name: Christopher Crawford

Title: Managing Member

Crawford Fund Management, LLC

By: /s/ Christopher Crawford

Name: Christopher Crawford

Title: Managing Member

Christopher Crawford

By: /s/ Christopher Crawford

CUSIP No. 443787205	13G	Page 9 of 9 Pages